Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

("Bezeq ")

April 23, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Class action against Bezeq

On April 22, 2018, Bezeq received a motion to certify a class action that had been filed against Bezeq on April 17, 2018, in the Tel Aviv District Court.

The motion alleges that Bezeq is in breach of the prohibition prescribed by the Communications Law (Telecommunications and Broadcasting), 5742-1982, on sending advertisements ("spam"), inter alia, by means of text messages to customers who contact it, which include a link to Bezeq 's website. The petitioners estimate the class action amount at approximately NIS 85 million, which is comprised of monetary damage (estimation of damage for the alleged time wasted handling spam messages) and non-monetary damage due to mental anguish, causing a nuisance and so forth.

It should be noted that a similar motion in the same matter (but with respect to a different period of time) and for an estimated aggregate of NIS 52 million was filed in March 2015 in the same court (the “Previous Motion") and was certified as a class action on January 9, 2018. Bezeq filed a motion for leave to appeal the decision, which is still pending.

The current certification motion was filed with respect to text messages that were sent by Bezeq after the Previous Motion was filed. Concurrently with the filing of the present motion, the petitioners also filed a motion to consolidate the hearing on the current motion with the proceeding with respect to the Previous Motion.

Bezeq is studying the motions, and it is unable to evaluate the likelihood of success of the motions at the present stage.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.